Exhibit 99.1

Alterity Therapeutics Announces New US Patent to Expand its Portfolio of Compounds

for Neurodegenerative Diseases including Alzheimer’s and Parkinson’s

Composition of Matter Patent Covers More than 80 Novel Compounds

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 4 August 2021: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative conditions, today announced the United States Patent and Trademark Office (USPTO) has issued a Notice of Allowance for Alterity’s patent application No. 17/239,375. The composition of matter patent secures exclusivity for a new group of iron chaperones designed to redistribute the excess iron implicated in many neurodegenerative diseases, including Alzheimer’s and Parkinson’s.

The patent, entitled “Compounds for and Methods of Treating Diseases”, covers more than 80 novel compounds and underwent prioritized examination by the USPTO.  Together with the recent grant of Alterity’s US patent No. 10,941,143 for claims on a separate group of more than 150 novel compounds, Alterity is in a strong position with respect to its iron chaperone technology to address neurodegeneration. This position was further exemplified by the absence of any novelty or inventiveness objections during the course of prosecution.

“As the scientific evidence implicating excess brain iron in neurodegeneration accumlates, our in-house research team continues to discover novel compounds that address this important target,” said Alterity Chief Executive Officer David Stamler, M.D. “The structural backbone illustrated in this new patent provides a larger foundation for small molecule drug candidates to attack this source of neuropathology. As we advance our lead clinical asset ATH434 into a Phase 2 clinical trial later this year, we look forward to identifying new drug candidates to add to our pipeline and address several critical diseases.”

The notice of allowance means that the USPTO would issue the patent after certain administrative steps have been completed. The patent will confer on Alterity approximately 20 years of exclusivity over the the compounds claimed in the patent, thus providing a strong basis for drug development and commercialization in neurodegenerative diseases including the Company’s first indication Multiple System Atrophy as well as Parkinson’s Disease and Alzheimer’s Disease.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various forms of Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

About ATH434

Alterity’s lead candidate, ATH434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat Parkinson’s disease as well as various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contact: Investor Relations

Australia	US
Rebecca Wilson	Remy Bernarda
E: WE-AUAlterity@we-worldwide.com	remy.bernarda@iradvisory.com
Tp: +61 417 382 391	Tp: +1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.